June 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Re:                             Altice USA, Inc.

Registration Statement on Form S-1 (SEC File No. 333-217240)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Altice USA, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on June 21, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we and the other prospective underwriters have distributed approximately 3,262 copies of the Preliminary Prospectus dated June 12, 2017 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signatures to Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
CITIGROUP GLOBAL MARKETS INC.
GOLDMAN SACHS & CO. LLC
As Representatives of several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J. Mule
Name: Paul J. Mule
Title: Executive Director

By:	MORGAN STANLEY & CO. LLC

By:	/s/ James Watts
Name: James Watts
Title: Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Kevin Vee
Name: Kevin Vee
Title: Director

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

[Signature Page to UW Acceleration Request]